Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS RECORD FOURTH QUARTER, YEAR-END

2006 FINANCIAL RESULTS

Company Achieves Record Revenues of $308 Million in Fourth Quarter,
$1.07 Billion in Full-Year 2006;

GAAP EPS of $0.72 in Fourth Quarter, $1.27 in Full-Year 2006

EPS Excluding Specific Items of $0.93 in Fourth Quarter, $2.70 in Full-Year 2006;

Record Cash Flows From Operations of $236 Million in Fourth Quarter,
 $523 Million in Full-Year 2006;

Year-End Cash Balances in Excess of $830 Million

TORONTO, Canada, March 15, 2007 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and 12-month periods ending December 31, 2006. To the extent that this press release contains forward-looking statements, investors are cautioned that these are based on our current views, and actual outcomes are not certain. Please see the note on forward-looking information following the conference-call details below.

Total revenues for the three months ended December 31, 2006 were $307.6 million, compared with $287.6 million for the fourth quarter of 2005, an increase of 7%. Total revenues for the 12 months ended December 31, 2006 were $1.07 billion, compared with $935.5 million for the full year of 2005, an increase of 14%. Fourth-quarter 2006 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $115.3 million, compared with $119.7 million for the corresponding 2005 period. For the 12 months ended December 31, 2006, net income was $203.9 million, compared with $236.2 million for the same period a year earlier. GAAP diluted earnings per share (EPS) for the fourth quarter of 2006 were $0.72, versus $0.75 for the fourth quarter of 2005. For the full year of 2006, GAAP EPS were $1.27, versus EPS of $1.48 for the full year of 2005.

Specific Items Affecting Fourth-Quarter Results

GAAP net income and EPS figures for the fourth quarter of 2006 were negatively impacted by a $15.1-million charge related to the December 2006 restructuring of the Company’s U.S. commercial operations, an $11.7-million payment representing the Company’s share of the costs associated with a litigation settlement between GlaxoSmithKline plc (GSK) and Watson Pharmaceuticals, Inc. (Watson), a $2.7-million litigation settlement related to the Company’s licensing in 1999 of Adalat CC products from Elan Corporation, plc (Elan), an additional $1.9-million provision related to a contract-loss provision in the Wellbutrin XL® agreement with GSK, and an additional $1.6-million charge related to a lost-profits provision in the Company’s agreement with Kos Pharmaceuticals, Inc. (Kos) pertaining to Cardizem® LA. These items negatively impacted fourth-quarter 2006 net income by $33.1 million, and diluted EPS by $0.21. Accordingly, Net Income Excluding Specific Items and EPS Excluding Specific Items in the fourth quarter of 2006 were $148.4 million and $0.93, respectively. GAAP net income and EPS figures for the fourth quarter of 2005 were negatively impacted by a net charge of $2.6 million, primarily related to the write-down of the Company’s investment in Reliant Pharmaceuticals. For more information concerning Net Income Excluding Specific Items and EPS Excluding Specific items, please refer below to Table 1 - Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items, and “Use of Non-GAAP Financial Measures”.

Specific Items Affecting Full-Year 2006 Results

In addition to the items affecting results for the fourth quarter of 2006, GAAP net income and EPS figures for the full year of 2006 were impacted by a $147.0-million non-cash write-down of intangible assets, an initial $44.5-million charge related to the GSK contract-loss contingency, an initial $6.8-million charge related to the lost-profits provision in the Kos agreement; a $0.5-million equity loss in the Company’s investment in Western Life Sciences, and a $1.1-million asset impairment charge related to Nutravail; partially offset by a $4.0-million gain related to the termination of the Athpharma agreement. In aggregate, these items negatively impacted net income and EPS in 2006 by $228.9 million and $1.43, respectively. Accordingly, Net Income Excluding Specific Items and EPS Excluding Specific Items in 2006 were $432.9 million and $2.70, respectively. GAAP net income and EPS for the full-year of 2005 were negatively impacted in the amount of $60.6 million and $0.38, respectively, as a result of a restructuring charge, an equity loss, a non-cash write-down of assets and the write-off of inventory related to the transaction with Kos in May 2005.

“Biovail once again performed well against its financial objectives, surpassing the $1 billion mark in total revenues for the first time, generating over $520 million in cash flow from operations in 2006, and ending the year with over $830 million in cash,” said Biovail Chief Executive Officer Dr. Douglas Squires. “Despite the earlier-than-anticipated launch of a generic formulation of Wellbutrin XL® 300mg tablets, the strong cash-flow generation of the Company’s business model should allow Biovail to grow its business through focused investments in research and development, while providing the flexibility for substantial dividend payments to our shareholders.”

Revised U.S. Commercialization Strategy

In December 2006, Biovail announced that it would leverage strategic partners to promote its products to specialist physicians in the United States, which is consistent with the Company’s approach to commercializing products in the U.S. primary-care market since the May 2005 strategic alliance with Kos. As a result, the Biovail Pharmaceuticals, Inc. (BPI) specialty sales force and related support functions were eliminated. Given these changes, BPI ceased co-promotional efforts for Ultram® ER and Zoladex 3.6mg. With respect to Zovirax®, in December 2006, Biovail entered into an exclusive promotional-services agreement with Sciele Pharma, Inc. (Sciele) whereby Sciele’s Primary Care and Women’s Health sales forces now promote Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Under the terms of the agreement, which has an initial term of five years, Biovail compensates Sciele for providing detailing and sampling support for the products. In addition, Sciele is entitled to incentive fees if certain baseline revenue targets are met.

Revised Dividend Policy

Also in December 2006, Biovail’s Board of Directors adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval), a 200% increase relative to the Company’s former policy. In addition, Biovail may approve the payment of future special dividends. Biovail’s dividend policy is subject to positive business trends and the discretion of the Board, and is representative of management’s confidence in the sustainability of strong cash flows and the strength of the Company’s business model.

Redemption of Debt

Effective April 1, 2007, Biovail will redeem all of its outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010. As per the indenture governing the Notes, the Company will be required to pay a 1.969% premium for the early redemption. From a cash earnings-per-share perspective in 2007, the redemption is expected to be neutral, as the significant savings in interest expense will be offset by the call premium and lower interest income on cash balances.

Wellbutrin XL® Settlement

On March 5, 2007, Biovail announced that, following a review by the Federal Trade Commission (FTC) that was requested by the parties, a comprehensive settlement had been reached with Anchen Pharmaceuticals LLP, Impax Laboratories, Inc., Watson and Teva Pharmaceutical Industries Ltd. related to Wellbutrin XL®. The settlements include, among other things, the dismissal of Biovail’s patent-infringement actions against each of Impax and Watson related to their abbreviated new drug applications for generic formulations of Wellbutrin XL®. Under the terms of the agreement, with defined exceptions, none of Teva, Anchen, Impax, and Watson may market a generic version of the 150mg strength of Wellbutrin XL® until 2008. For more information, see the news release issued March 5, 2007, Biovail Announces Comprehensive Settlement Related to Wellbutrin XL®.

Fourth-Quarter 2006 Financial Performance

Product revenues for the fourth quarter of 2006 were $296.0 million, compared with $274.8 million in the fourth quarter of 2005, an 8% increase that reflects the February 2006 launch of Ultram® ER, and the positive performances of Wellbutrin XL®, the Zovirax® line and the Company’s generic pharmaceuticals portfolio. Partially offsetting factors include declines in revenues from Biovail Pharmaceuticals Canada (BPC), Biovail’s Legacy products and Cardizem® LA. Product revenues for full-year 2006 were $1.02 billion compared with $884.3 million for 2005, an increase of 16%.

Product revenues for Wellbutrin XL® were $148.1 million in the fourth quarter of 2006, and $450.3 million in the full year of 2006, compared with $137.7 million and $354.2 million in the corresponding periods in 2005, respectively. In December 2006, a generic formulation of 300mg tablets of Wellbutrin XL® was launched in the U.S. Pursuant to a comprehensive settlement in March 2007, with defined exceptions, a generic formulation of 150mg tablets of Wellbutrin XL® will not be launched until 2008. In January 2007, Biovail’s marketing partner, GSK, announced the first European approval for the product, which will be most commonly marketed as Wellbutrin XR®. GSK anticipates that the regulatory agencies in various other European countries will grant national licenses throughout 2007, and that the medicine could begin to be available to patients starting April 2007. Pursuant to the agreement signed in 2001 between

Biovail and GSK, Biovail will manufacture and supply the product to GSK at a fixed, contractually determined price.

Launched in February 2006 by Biovail’s strategic partner Ortho-McNeil, Inc. (OMI), Ultram® ER generated revenues of $19.2 million in the fourth quarter of 2006, and $53.7 million in the full year of 2006, which is net of a $7.8-million return provision related to the second-quarter 2006 recall of certain dosages of the product. In the last several months, OMI has undertaken a number of initiatives to accelerate prescription growth for Ultram® ER, including an unbranded direct-to-consumer (DTC) advertising campaign, a discount-card program and an increase to 30 tablets (from seven) in the size of samples to allow patients to be optimally titrated to higher dosage strengths. In addition, in December 2006, Biovail and OMI agreed to invest equal amounts in incremental advertising and promotional support for the product, over and above OMI’s contractual obligation. Biovail is currently monitoring the impact of these initiatives.

Revenues for Biovail’s Zovirax® franchise were $31.1 million in the fourth quarter of 2006, and $112.4 million in the full year of 2006, representing increases of 12% and 17%, respectively, when compared with $27.7 million and $95.9 million in the prior-year periods. Revenue growth in 2006 was favorably impacted by a modest increase in total prescription volume, price increases and a reduction in wholesaler inventory levels in 2005. In the fourth quarter of 2006, Zovirax® Ointment and Zovirax® Cream held a combined 71.4% share of the U.S. topical herpes market, an increase of 4.6 percentage points in market share versus fourth-quarter 2005 levels.

Fourth-quarter 2006 revenues for BPC were $15.7 million, compared with $27.4 million in the prior-year period. BPC revenues for the full year of 2006 were $68.7 million, compared with $99.5 million in the full year of 2005. The year-over-year declines reflect the introduction of generic competition for Wellbutrin® SR and Tiazac® in the Canadian market. Total prescription volume for Wellbutrin® SR and Tiazac® decreased 87% and 32%, respectively, in the fourth quarter of 2006, versus the comparable 2005 period. Partially offsetting this decline was the continued growth of Tiazac® XC, for which prescription volume increased 77% compared with the fourth quarter of 2005, and the strong performance of Wellbutrin® XL (launched April 2006), which captured 21.6% of bupropion prescriptions in the fourth quarter of 2006.

In the U.S., Cardizem® LA generated revenues of $12.4 million in the fourth quarter of 2006, compared with $13.4 million for the corresponding period in 2005. In the full year of 2006, Cardizem® LA generated revenues of $59.3 million, compared with $59.7 million in the full year of 2005. The decrease primarily reflects manufacturing issues that resulted in market shortages of the lower-strength (120mg and 180mg) tablets, partially offset by price increases taken by Kos.  The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $15.1 million in the fourth quarter and full year of 2006, respectively, compared with $3.8 million and $10.0 million in the corresponding periods in 2005. In the second half of 2006, Biovail recorded an $8.4-million charge related to a lost-profits provision in the agreement with Kos, as a result of the manufacturing issue that impacted production of 120mg and 180mg tablets of Cardizem® LA. Biovail has now returned to full production of these strengths.

Biovail’s Legacy products generated revenues of $28.9 million for the fourth quarter of 2006, compared with $35.0 million in the fourth quarter of 2005, a decline of 17% that represents lower sales of Cardizem® CD and Tiazac®. In the full year of 2006, legacy products generated revenues of $139.9 million, compared with $133.4 million in the full year of 2005, an increase of 5%. This performance is largely attributable to price increases in 2006 and a reduction of wholesaler inventory levels in 2005. Partially offsetting factors include the expected year-over-year declines in total prescription volumes for these mature products.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva) was $41.0 million in the fourth quarter of 2006, compared with $33.7 million in the fourth quarter of 2005, a 22% increase that is largely attributable to stronger sales of generic Cardizem® CD and the January 2006 launch of an authorized generic of Tiazac® in Canada. Full-year 2006 revenues were $141.1 million, compared with $135.2 million in the prior-year period, an increase of 4%. Total prescription volume for these products increased 2% in the fourth quarter and 6% in the full year of 2006.

Further to the May 2005 sale to Kos, Biovail no longer has an ongoing financial interest in Teveten and Teveten HCT. However, in 2006, the Company increased its provision for returns related to pre-May 2005 sales of these products by $1.3 million.

Performance Summary

The following table summarizes Biovail’s product revenue performance in the fourth quarter and full year of 2006:

($000s)	Q4/06 Revenues	Q4/05 Revenues	Change (%)	2006 Revenues	2005 Revenues	Change (%)
Wellbutrin XL®	148,081	137,727	8	450,329	354,213	27
Ultram® ER	19,152	—	NA	53,724	—	NA
Zovirax	31,051	27,683	12	112,388	95,858	17
Biovail Pharmaceuticals Canada	15,721	27,432	(43)	68,723	99,508	(31)
Cardizem® LA	12,378	13,401	(8)	59,316	59,672	(1)
Legacy Products	28,912	34,978	(17)	139,853	133,419	5
Generics	40,967	33,687	22	141,075	135,209	4
Teveten	(265)	(146)	NM	(1,323)	6,388	NM
Total Product Revenues	295,997	274,762	8	1,024,085	884,267	16

NM = Not Meaningful

Research-and-development revenue increased 5% in the fourth quarter of 2006 to $7.0 million, but decreased 23% to $21.6 million for the full year of 2006, compared with the corresponding periods of 2005. The full-year decline in 2006 reflects reduced activity levels and pricing pressure at the Company’s Contract Research Division.

Royalty and other revenue was $4.6 million in the fourth quarter of 2006 and $24.9 million in the full year of 2006, compared with $6.1 million and $23.3 million in the corresponding periods in 2005, respectively. The increase in 2006 primarily reflects $3.8 million in co-promotion revenues associated with Ultram® ER, partially offset by reduced royalty revenue.

Cost of goods sold for the fourth quarter of 2006 was $52.8 million, compared with $53.6 million in the fourth quarter of 2005. Gross margins based on product sales were 82% and 78% in the fourth quarter and full year of 2006, respectively, compared with 81% and 77% in the fourth quarter and full year of 2005, respectively. The year-over-year increases reflect product mix and price increases implemented in 2006, partially offset by manufacturing issues primarily related to Ultram® ER and Cardizem® LA.

Research-and-development expenditures were $28.4 million for the fourth quarter of 2006 and $95.5 million for the full year of 2006, compared with $26.3 million and $88.4 million for the corresponding periods in 2005, respectively. These increases reflect the fourth-quarter 2006 initiation of the Phase 3 program for BVF-146 (combination of once-daily tramadol with an undisclosed non-steroidal anti-inflammatory drug, or NSAID). With respect to other pipeline programs, a New Drug Application (NDA) was submitted to the FDA in September 2006 for BVF-033, the Company’s novel bupropion salt formulation. The FDA action date for this application is late-July 2007.  Active partnership discussions are ongoing for these, and other, pipeline programs.

Selling, general and administrative (SG&A) expenses for the fourth quarter and full year of 2006 were $65.1 million and $238.4 million, respectively, compared with $53.1 million in the fourth quarter of 2005, and $227.4 million in the full year of 2005. The increases reflect higher legal expenses primarily related to Wellbutrin XL® legal actions, and the inclusion of stock-based compensation expenses of $11.9 million in 2006, in addition to Biovail’s contribution to incremental advertising and promotion spending in support of Ultram® ER in the fourth quarter. These items were partially offset by savings associated with the Company’s May 2005 restructuring of its U.S. commercial operations group.

Amortization expense in the fourth quarter of 2006 was $12.0 million, compared with $15.4 million in the fourth quarter of 2005, a 22% decrease that primarily reflects the third-quarter 2006 write-down of intangible assets associated with Vasotec® and Glumetza™. In the full year of 2006, amortization expense was $56.5 million, compared with $62.3 million.

Specific Items Affecting Operations – Fourth-Quarter 2006

In the fourth quarter of 2006, Biovail incurred a $15.1-million charge, primarily related to severance costs, associated with the December 2006 restructuring of the Company’s U.S. commercial operations; an $11.7-million charge representing the Company’s share of the costs associated with a litigation settlement between GSK and Watson; a $2.7-million litigation settlement of the Class Action complaint related to the Company’s licensing of Adalat CC products from Elan; an additional $1.9-million provision related to a contract-loss provision in the Wellbutrin XL® agreement with GSK; and an additional $1.6-million charge related to a lost-profits provision in the Company’s agreement with Kos as a result of the longer-than-anticipated return to full production of the lower strength (120mg and 180mg) tablets of Cardizem® LA.

Comparatively, in the fourth quarter of 2005, Biovail recorded a $2.7-million charge related to the write down of the Company’s investment in Reliant Pharmaceuticals and a $0.4-million equity loss, which was partially offset by a $0.5-million adjustment to the write-down of the Company’s Nutravail assets.

Specific Items Affecting Operations – Full-Year 2006

In addition to the items in the fourth quarter of 2006, GAAP net income and EPS figures for the full year of 2006 were impacted by a $147.0-million non-cash write-down of intangible assets. This reflects a $132.0-million write-down of the Vasotec® product rights as a result of Kos’ decision in September 2006 to not proceed with, and Biovail’s subsequent termination of, the development of Vasocard™. In addition, upon a reassessment of the Canadian market opportunity for the product, Biovail reduced the carrying value of the Glumetza™ product rights by $15.0 million. Further, in the first nine months of 2006, Biovail incurred an initial $44.5-million charge related to the GSK contract-loss contingency, an initial $6.8-million charge related to the lost-profits provision in the Kos agreement, a $0.5-million equity loss in the Company’s investment in Western Life Sciences, and a $1.1-million asset impairment charge related to Nutravail. These charges were partially offset by a $4.0-million gain related to the July 2006 termination of the Athpharma agreement.

Comparatively, in the full year of 2005, Biovail incurred a $19.8-million restructuring charge, primarily related to severance costs associated with the May 2005 realignment of the Company’s U.S. commercial operations. Biovail also incurred $34.8 million in asset write-downs, primarily related to the disposal of the Teveten line, and a $1.2-million equity loss. Additionally, $4.9 million of Cardizem® LA and Teveten inventory not purchased by Kos was written off to cost of goods sold in 2005.

Specific Items impacting net income and EPS in the fourth quarter and full-year 2006 are outlined below.

Table 1. Reconciliation of U.S. GAAP Net Income and EPS to Net Income Excluding Specific Items and EPS Excluding Specific Items

Dollar amounts expressed in thousands of U.S. dollars, except per share data

	Three Months Ended December 31, 2006	Twelve Months Ended December 31, 2006
GAAP Net Income (Loss)	115,319	203,948
GAAP Diluted EPS	$0.72	$1.27
Adjustments:
Restructuring costs	15,126	15,126
Litigation settlements	14,400	14,400
Contract-loss provision – GSK	1,900	46,400
Lost-profits provision – Kos	1,600	8,400
Equity loss	56	529
Write-down of Glumetza™ product rights		15,000
Write-down of Vasotec® intangible assets		132,000
Gain on termination of Athpharma agreement		(4,000)
Asset impairment – Discontinued operation		1,084
Total Adjustments	33,082	228,939

Diluted EPS Impact of Total Adjustments	$0.21	$1.43

Net Income Excluding Specific items	148,401	432,887
Diluted EPS Excluding Specific Items	$0.93	$2.70

Use of Non-GAAP Financial Measures

Net income excluding specific items (“Net Income Excluding Specific Items”) and earnings per share excluding specific items (“EPS Excluding Specific Items”) have been provided as Biovail believes they are useful measures for investors and management that facilitate, on an aggregate and on a per-share basis, respectively, operating comparisons between periods. Net Income Excluding Specific Items and EPS Excluding Specific Items exclude the effects of non-cash write downs of certain intangible assets, charges related to contract-loss contingencies and lost-profits provisions in certain agreements, restructuring costs, litigation settlements and gains on the termination of certain agreements. The items are excluded in the determination of such measures because they are either non-cash in nature, non-recurring, or otherwise not considered to be in the ordinary course of business. Such measures do not have any standardized meanings prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies. Net Income Excluding Specific Items and EPS Excluding Specific Items are not measures of performance under GAAP, and should not be considered in isolation of or as substitutes for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Net Income Excluding Specific Items to GAAP net income and of EPS Excluding Specific Items to GAAP earnings per share above.

Balance Sheet & Cash Flow

At the end of December 2006, Biovail’s cash balances were $834.5 million, with no outstanding borrowings under its credit facility.

Cash flows from continuing operations were $235.6 million in the fourth quarter of 2006 and $522.5 million in full year of 2006, compared with $223.4 million and $501.9 million in the corresponding periods of 2005. Net capital expenditures amounted to $6.1 million in the fourth quarter of 2006 and $44.8 million in the full year of 2006, compared with $13.7 million in the fourth quarter of 2005 and $37.8 million in the full year of 2005. The increase in 2006 reflects the expansion of the Company’s Steinbach manufacturing facility, which is essentially complete.

2007 Guidance

As a result of the comprehensive settlement reached with a number of generic pharmaceutical companies, and following an assessment of all aspects of the Company’s internal projections and previously issued financial guidance, Biovail has made a number of revisions to its 2007 projections. In particular, Biovail has reflected the positive benefit of the settlement, as well as the negative impact of the absence of an authorized generic of Wellbutrin XL® from the market for a period of six months from the first generic entrant, and the Company’s contribution to the cost of the license that GSK acquired from Watson. Further, given prescription trends since November 2006, among other things, and based on OMI’s revisions to their demand forecast, Biovail is reducing its internal Ultram® ER revenue projections for 2007.

The net impact of these factors is such that Biovail is reiterating its 2007 guidance for total revenues of $800 million to $850 million; diluted EPS of $1.70 to $1.80 (excluding specific items), and cash flows from operations of $320 million to $340 million.

As before, Biovail’s revenue guidance is based on a number of variables, including current prescription and business trends, and the success of our strategic marketing and distribution partners. Biovail’s 2007 financial guidance assumes that a generic formulation of the 150mg strength of Wellbutrin XL® is not launched in 2007. In addition, 2007 guidance does not include the impact of any potential acquisitions or dispositions; the introduction of new generic formulations of the Company’s other key products; any new supply-and-distribution agreements; restructuring; settlements or other specific charges. Further, EPS guidance does not include the impact, if any, of the implementation of Financial Accounting Standards Board Interpretation No. 48 (FIN 48).

Regulatory Matters

With respect to regulatory matters, Biovail continues to co-operate fully with the U.S. Securities and Exchange Commission (SEC), Ontario Securities Commission (OSC) and other regulatory agencies. Recently, the United States Attorney’s Office for the Eastern District of New York informed Biovail that it was conducting an investigation into the same matters being investigated by the SEC. The outcome or timing of when these matters may be resolved cannot be predicted. The Company will provide updates as material developments in these matters occur.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, March 15, 2007, at 8:30 a.m. EDT for Company executives to discuss 2006 fourth-quarter and full-year 2006 financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, March 22, 2007, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3215271#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s commitment to research and development, the Company’s ability to make dividend payments to shareholders, the Company’s expectations regarding the proposed Notes redemption and expectations regarding the launch of Wellbutrin XR® in Europe, expectations regarding the results of initiatives undertaken in respect of Ultram® ER, the Company’s guidance for 2007 in respect of its total revenues, EPS and cash flows from operations, and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things:  a decrease in sales of Wellbutrin XL®, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing.  Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, and the Company’s news release issued March 5, 2007 entitled “Biovail Announces Comprehensive Settlement Related to Wellbutrin XL®”, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2006	2005	2006	2005
REVENUE
Product sales	$295,997	$274,762	$1,024,085	$884,267
Research and development	7,042	6,733	21,593	27,949
Royalty and other	4,609	6,119	24,851	23,320
	307,648	287,614	1,070,529	935,536
EXPENSES
Cost of goods sold	52,801	53,567	223,281	206,531
Research and development	28,399	26,302	95,479	88,437
Selling, general and administrative	65,053	53,131	238,441	227,394
Amortization	11,984	15,442	56,457	62,260
Asset impairments, net of gain on disposal	—	2,670	143,000	29,230
Restructuring costs	15,126	85	15,126	19,810
Contract losses	3,500	—	54,800	—
Litigation settlements	14,400	—	14,400	—
	191,263	151,197	840,984	633,662
Operating income	116,385	136,417	229,545	301,874
Interest income	10,310	3,499	29,199	7,175
Interest expense	(8,743)	(9,205)	(35,203)	(37,126)
Foreign exchange gain (loss)	(1,277)	736	(716)	(1,417)
Equity loss	(56)	(356)	(529)	(1,160)
Income from continuing operations before provision for income taxes	116,619	131,091	222,296	269,346
Provision for income taxes	1,300	10,575	14,500	22,550
Income from continuing operations	115,319	120,516	207,796	246,796
Loss from discontinued operation	—	(797)	(3,848)	(10,575)
Net income	$115,319	$119,719	$203,948	$236,221

Basic earnings (loss) per share
Income from continuing operations	$0.72	$0.76	$1.30	$1.55
Loss from discontinued operation	—	(0.01)	(0.03)	(0.07)
Net income	$0.72	$0.75	$1.27	$1.48

Diluted earnings (loss) per share
Income from continuing operations	$0.72	$0.75	$1.30	$1.55
Loss from discontinued operation	—	—	(0.03)	(0.07)
Net income	$0.72	$0.75	$1.27	$1.48

Weighted average number of common shares outstanding (000s)
Basic	160,265	159,526	160,060	159,433
Diluted	160,265	160,250	160,078	159,681

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At December 31
	2006	2005
ASSETS
Cash and cash equivalents	$834,540	$445,289
Other current assets	223,084	239,493
Long-term investments	56,442	66,421
Property, plant and equipment, net	211,979	199,567
Intangible assets, net	697,645	910,276
Goodwill	100,294	100,294
Other long-term assets	51,128	67,472
	$2,175,112	$2,028,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$410,287	$273,556
Long-term obligations	400,645	412,508
Other long-term liabilities	79,253	122,392
Shareholders’ equity	1,284,927	1,220,356
	$2,175,112	$2,028,812

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Twelve Months Ended
	December 31
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$236,221
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	104,279	101,842
Amortization and write-down of deferred financing costs	2,300	3,445
Amortization and write-down of discounts on long-term obligations	1,291	2,420
Stock-based compensation	14,794	—
Asset impairments	151,140	29,230
Gain on disposal of intangible assets	(4,000)	—
Accrued contract losses	54,800	—
Loss from discontinued operation	3,848	10,575
Other	968	902
Change in deferred revenue	(42,319)	47,962
Changes in other operating assets and liabilities	31,468	69,282
Net cash provided by continuing operating activities	522,517	501,879
Net cash provided by (used in) continuing investing activities	(40,447)	31,825
Net cash used in continuing financing activities	(92,256)	(119,095)
Net cash used in discontinued operation	(558)	(3,817)
Effect of exchange rate changes on cash and cash equivalents	(5)	173
Net increase in cash and cash equivalents	389,251	410,965
Cash and cash equivalents, beginning of period	445,289	34,324
Cash and cash equivalents, end of period	$834,540	$445,289